Paul*Hastings*

Paul, Hastings, Janofsky & Walker LLP
515 South Flower Street • 25th Floor • Los Angeles, CA 90071-2228
telephone 213 683 6000 • facsimile 213 627 0705 • www.paulhastings.com


06016684

(213) 683-6196
carolyndomen@paulhastings.com

September 6, 2006

32724.00020

EXEMPTION FILE NUMBER: 82-34717

Office of International Corporate Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: Yamaha Corporation – Information Furnished Pursuant to Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

On behalf of Yamaha Corporation, a corporation incorporated under the laws of Japan (the "Company"), we hereby furnish this letter, including the exhibits attached hereto, to the U.S. Securities and Exchange Commission (the "Commission"), in order to maintain the exemption from Section 12(g) of the Securities Exchange Act, as amended (the "Exchange Act"), afforded to foreign private issuers by Rule 12g3-2(b) thereunder.

Set forth on Schedule 1 attached hereto is a list furnished pursuant to Rule 12g3-2(b)(1)(iii) under the Exchange Act of the information that, during the month of August, 2006, the Company:

(i) has made or is required to make public pursuant to the laws of Japan;

(ii) has filed or is required to file with the Tokyo Stock Exchange and which was made public by the Tokyo Stock Exchange; or

(iii) has distributed or is required to distribute to its security holders.

Pursuant to Rule 12g3-2(b)(4) under the Exchange Act, we are enclosing an English translation or English summary of each of the documents listed on Schedule 1.

This information is being furnished on behalf of the Company under paragraph b(1) of Rule 12g3-2, with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

dlw 9/8

Please acknowledge your receipt of this letter and the enclosures transmitted herewith by stamping the enclosed receipt copy of this letter and returning the same to our awaiting messenger.

Very truly yours,



Carolyn M. Domen
for PAUL, HASTINGS, JANOFSKY & WALKER LLP

Enclosures

cc: Mr. Toshihisa Takagi (w/o enclos.),
Yamaha Corporation

Schedule 1

Information Published, Filed or Distributed during August 2006

1. Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2007(April 1, 2006 to June 30, 2006) (Exhibit 1)

2. First Quarter of FY2007.3 Performance Outline (Exhibit 2)

3. Overview of Operating Results for the First Quarter of Fiscal Year ending March 2007 (Exhibit 3)

4. Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2007 (FY2007.3) (Exhibit 4)

5. Yamaha Announces Offering of Shares (Exhibit 5)

6. Report of Changes on Large Shareholding (Exhibit 6)

EXHIBIT 1

YAMAHA CORPORATION

RECEIVED
2006 SEP -8 P 12:51
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Overview of Consolidated Performance in the First Quarter of the Fiscal Year Ending March 31, 2007 (April 1, 2006, to June 30, 2006)

August 2, 2006

Company name: YAMAHA CORPORATION
(URL http://www.global.yamaha.com/ir/report/)
Code number: 7951
Address of headquarters: 10-1, Nakazawa-cho, Hamamatsu, Shizuoka 430-8650, Japan
Representative director: Shuji Ito, President and Representative Director
For further information, please contact: Fumio Umeda, Accounting and Finance Manager
Telephone: +81 53-460-2141
Stock listings: Tokyo Stock Exchange (First Section)

1. ITEMS RELATED TO THE PREPARATION OF PERFORMANCE DATA FOR THE PERIOD

(1) Whether the Company Has Adopted Simplified Accounting Procedures: Yes
(See No. 6 on page 7 for details.)

(2) Differences in Accounting Policies from the Fiscal Year Ended March 31, 2006: None

(3) Changes in the Status of Consolidated Companies and Companies Accounted for Using the Equity Method: Yes

Consolidated companies:

Number of companies newly consolidated: 1

Number of companies removed from consolidation: 1

Equity method:

Number of companies newly accounted for using the equity method: —

Number of companies removed from the equity method: —

2. OVERVIEW OF CONSOLIDATED PERFORMANCE IN THE FIRST QUARTER OF FY2007.3

(April 1, 2006, to June 30, 2006)

Figures of less than ¥1 million have been omitted.

(1) Consolidated Operating Results

	Net sales		Operating income		Recurring profit	
	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year	Millions of yen	% change from the previous fiscal year
First quarter of FY2007.3	¥126,664	2.1	¥ 6,731	(2.1)	¥12,664	9.2
First quarter of FY2006.3	¥124,112	(6.6)	¥ 6,878	(54.2)	¥11,594	(32.8)
(Reference) FY2006.3	¥534,084		¥24,135		¥35,244	

	Net income		Net income per share	Net income per share after full dilution
	Millions of yen	% change from the previous fiscal year	Yen	Yen
First quarter of FY2007.3	¥10,022	1.9%	¥ 48.62	¥ 48.58
First quarter of FY2006.3	¥ 9,832	—	¥ 47.70	¥ 47.66
(Reference) FY2006.3	¥28,123		¥136.04	¥135.92

Note: Percentages represent changes compared with the same quarter of the previous fiscal year.

(2) Consolidated Financial Data

	Total assets	Shareholders' equity	Shareholders' equity ratio	Shareholders' equity per share
	Millions of yen	Millions of yen	%	Yen
First quarter of FY2007.3	¥527,230	¥327,857	61.4	¥1,569.50
First quarter of FY2006.3	¥498,899	¥284,499	57.0	¥1,380.10
(Reference) FY2006.3	¥519,977	¥316,005	60.8	¥1,532.62

(3) Consolidated Cash Flows

	Cash flows from operating activities	Cash flows from investing activities	Cash flows from financing activities	Cash and cash equivalents at end of period
	Millions of yen	Millions of yen	Millions of yen	Millions of yen
First quarter of FY2007.3	¥ 335	¥ (6,777)	¥ (646)	¥28,365
First quarter of FY2006.3	¥(14,188)	¥ (5,461)	¥ (266)	¥32,210
(Reference) FY2006.3	¥25,510	¥(18,104)	¥(25,834)	¥35,434

3. OUTLOOK OF RESULTS FOR FY2007.3 (April 1, 2006, to March 31, 2007)

No changes have been made in the Company's outlook.

4. OPERATING RESULTS AND FINANCIAL CONDITION

(1) Operating Results

During the first quarter of the fiscal year (April 1, 2006, to June 30, 2006), sales of the musical instruments segment remained firm, and, as a consequence, Yamaha's net sales rose 2.1% from the same quarter of the previous fiscal year, to ¥126,664 million. Of this total, domestic sales declined 3.9%, to ¥73,904 million, and overseas sales posted a gain of 11.8%, to ¥52,759 million.

Regarding product categories by segment, within the musical instruments segment, despite a slight decline in sales of pianos and a decrease in sales of Electones™, sales of portable keyboards and other electronic musical instruments, wind instruments, and professional audio equipment rose, while revenues from music schools also increased.

In the AV/IT segment, sales of home theater related products were firm, principally in the North American market, but overall sales declined.

Within the electronic equipment and metal products segment, sales of LSI sound chips for mobile phones recorded a decline, due to weaker demand. However, sales of electronic metal products rose.

In the lifestyle-related products segment, overall sales declined, but revenue from the recreation and others segments expanded.

Turning to profits, although gross profit increased, selling, general and administrative expenses also rose. As a result, operating income showed a slight decrease of 2.1% from the same quarter of the previous year, to ¥6,731 million.

As a result of higher equity in earnings of unconsolidated subsidiaries and affiliates, recurring profit increased 9.2%, to ¥12,664 million. Also, as a consequence of a decline in other profit, net income rose 1.9%, to ¥10,022 million.

(2) Financial Condition

Regarding cash flows during the first quarter (April 1, 2006, to June 30, 2006), income before taxes and minority interests was ¥12,718 million. Net cash provided by operating activities totaled ¥335 million, due to an increase in inventories.

Among cash flows used in investing activities, the Company used ¥6,777 million to implement capital investments.

Among cash flows used in financing activities, the Company used ¥646 million for the payment of cash dividends and other finance-related activities.

As a result of these movements in cash flows, cash and cash equivalents at the end of the quarter amounted to ¥28,365 million, ¥7,036 million lower than at the beginning of the quarter.

(3) Qualitative Comments on the Outlook for Consolidated Performance

The Company has not revised its outlook for the fiscal year ending March 31, 2007. The outlook issued at the time of the announcement of the consolidated financial statements on April 28, 2006, is as follows.

Outlook of Results for FY2007.3 (April 1, 2006, to March 31, 2007)

Consolidated

	Net Sales	Recurring Profit	Net Income
	Millions of yen	Millions of yen	Millions of yen
Interim period	¥265,000	¥17,000	¥14,000
Full year	¥546,000	¥35,000	¥28,000

Reference: Net income per share for the fiscal year is forecasted to be ¥135.83.

Some portions of the content of this document are forward-looking statements that are based on forecasts and plans regarding future developments. Accordingly, actual results and performance may differ from the outlook presented here, depending on risk and uncertainty factors.

(Supplementary Data)

1. SUMMARY OF CONSOLIDATED BALANCE SHEETS

	First quarter of FY2007.3 (as of June 30, 2006)	First quarter of FY2006.3 (as of June 30, 2005)	Increase (decrease)		FY2006.3 (as of March 31, 2006)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
ASSETS					
Current assets					
Cash and bank deposits	¥ 29,400	¥ 35,554	¥ (6,154)	(17.3)	¥ 36,429
Notes and accounts receivable	73,013	74,849	(1,836)	(2.5)	72,613
Inventories	84,456	84,675	(219)	(0.3)	77,943
Other current assets	23,850	20,430	3,420	16.7	22,395
Total current assets	210,720	215,510	(4,790)	(2.2)	209,381
Fixed assets					
Tangible assets	152,388	146,024	6,364	4.4	150,990
Intangible assets	3,356	3,949	(593)	(15.0)	3,545
Investments and other assets	160,765	133,415	27,350	20.5	156,059
Total fixed assets	316,509	283,388	33,121	11.7	310,595
Total assets	¥527,230	¥498,899	¥28,331	5.7	¥519,977
LIABILITIES					
Current liabilities					
Notes and accounts payable	¥ 42,157	¥ 38,679	¥ 3,478	9.0	¥ 37,153
Short-term loans	19,152	22,206	(3,054)	(13.8)	17,147
Current portion of long-term debt	4,809	21,323	(16,514)	(77.4)	5,132
Accrued expenses and accrued payables	34,418	31,807	2,611	8.2	43,098
Other current liabilities	17,029	16,374	655	4.0	14,516
Total current liabilities	117,567	130,391	(12,824)	(9.8)	117,047
Long-term liabilities					
Long-term debt	6,164	6,960	(796)	(11.4)	6,195
Accrued employees' retirement benefits	27,865	28,260	(395)	(1.4)	27,978
Other fixed liabilities	47,775	45,034	2,741	6.1	48,277
Total long-term liabilities	81,806	80,255	1,551	1.9	82,452
Total liabilities	199,373	210,647	(11,274)	(5.4)	199,499
MINORITY INTERESTS	—	3,753	—	—	4,472
SHAREHOLDERS' EQUITY					
Common stock	—	28,534	—	—	28,534
Capital surplus	—	40,054	—	—	40,054
Earned surplus	—	220,314	—	—	236,913
Reserve for land revaluation	—	22,125	—	—	18,426
Net unrealized holding gains on other securities	—	7,231	—	—	15,470
Translation adjustments	—	(33,478)	—	—	(23,091)
Treasury stock, at cost	—	(282)	—	—	(302)
Total shareholders' equity	—	284,499	—	—	316,005
Total liabilities, minority interests and shareholders' equity	—	¥498,899	—	—	¥519,977

Note: Figures of less than ¥1 million have been omitted.

	First quarter of FY2007.3 (as of June 30, 2006)	First quarter of FY2006.3 (as of June 30, 2005)	Increase (decrease)		FY2006.3 (as of March 31, 2006)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
NET ASSETS					
Shareholders' equity					
Common stock	¥ 28,534	¥—	¥—	¥—	¥—
Capital surplus	40,054	—	—	—	—
Earned surplus	244,660	—	—	—	—
Treasury stock, at cost	(307)	—	—	—	—
Total shareholders' equity	312,941	—	—	—	—
Revaluations and translation adjustments					
Net unrealized holding gains on other securities	14,530	—	—	—	—
Gain (loss) on deferral hedge	(274)	—	—	—	—
Reserve for land revaluation	18,421	—	—	—	—
Translation adjustments	(22,096)	—	—	—	—
Total revaluations and translation adjustments	10,580	—	—	—	—
Minority interests	4,334	—	—	—	—
Total net assets	327,857	—	—	—	—
Total liabilities and net assets	¥527,230	¥—	¥—	¥—	¥—

2. SUMMARY OF CONSOLIDATED STATEMENTS OF OPERATIONS

	First quarter of FY2007.3 (Apr. 1, 2006– June 30, 2006)	First quarter of FY2006.3 (Apr. 1, 2005– June 30, 2005)	Increase (Decrease)		FY2006.3 (Apr. 1, 2005– Mar. 31, 2006)
	Millions of yen	Millions of yen	Millions of yen	%	Millions of yen
Net sales	¥126,664	¥124,112	¥2,552	2.1	¥534,084
Cost of sales	80,215	78,190	2,025	2.6	341,886
Unrealized profit	0	28	—	—	69
Total gross profit	46,449	45,950	499	1.1	192,267
Selling, general and administrative expenses	39,717	39,071	646	1.7	168,132
Operating income	6,731	6,878	(147)	(2.1)	24,135
Non-operating income	7,198	5,915	1,283	21.7	17,612
Non-operating expenses	1,264	1,199	65	5.4	6,503
Recurring profit	12,664	11,594	1,070	9.2	35,244
Other profit	128	1,325	(1,197)	(90.3)	1,874
Other loss	74	117	(43)	(36.8)	1,276
Income before income taxes and minority interests	12,718	12,802	(84)	(0.7)	35,842
Current income taxes	1,082	1,766	(684)	(38.7)	8,922
Deferred income taxes (benefit)	1,517	1,150	367	31.9	(1,736)
Minority interests	96	52	44	84.6	532
Net income	¥ 10,022	¥ 9,832	¥ 190	1.9	¥ 28,123

Note: Figures of less than ¥1 million have been omitted.

3. SUMMARY OF CONSOLIDATED STATEMENTS OF RETAINED EARNINGS

	Millions of yen					
	First quarter of FY2007.3 (Apr. 1, 2006– June 30, 2006)		First quarter of FY2006.3 (April 1, 2005– June 30, 2005)		FY2006.3 (Apr. 1, 2005– Mar. 31, 2006)	
CAPITAL SURPLUS **Balance at beginning of period**		¥—		¥ 40,054		¥ 40,054
Balance at end of period		—		40,054		40,054
EARNED SURPLUS **Balance at beginning of period**		—		212,340		212,340
Additional earned surplus						
Net income	¥—		¥9,832		¥28,123	
Effect of change in scope of consolidation	—		863		827	
Effect of change in interests in subsidiaries	—		—		99	
Reversal of reserve for land revaluation	—		282		282	
Reversal of reserve for land revaluation resulting from change of interest in subsidiaries	—	—	—	10,978	97	29,429
Deduction from earned surplus						
Cash dividends paid	—		2,579		4,642	
Bonuses to directors and statutory auditors	—		100		100	
Effect of change in scope of consolidation	—		120		115	
Effect of change in interests in subsidiaries	—	—	205	3,005	—	4,857
Balance at end of period		¥—		¥220,314		¥236,913

4. CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS' EQUITY FOR THE QUARTER

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	Shareholders' Equity					Revaluation and Translation Adjustments						
	Common stock	Capital surplus	Earned surplus	Treasury stock, at cost	Total shareholders' equity	Net unrealized holding gains on other securities	Gain (loss) on deferred hedges	Reserve for land revaluation	Translation adjustments	Total revaluations and translation adjustments	Minority interests	Total net assets
Balance at end of period	¥28,534	¥40,054	¥236,913	¥(302)	¥305,199	¥15,470	¥ –	¥18,426	¥(23,091)	¥10,805	¥4,472	¥320,477
Changes during the period												
Dividends from surplus			(2,063)		(2,063)							(2,063)
Net income for the period			10,022		10,022							10,022
Purchases of treasury stock				(5)	(5)							(5)
Changes in the scope of consolidation			(0)		(0)							(0)
Changes of interest in subsidiaries			(131)	0	(131)							(131)
Bonuses to directors and statutory auditors			(80)		(80)							(80)
Changes, net, in items other than shareholders' equity						(940)	(274)	(4)	994	(224)	(137)	(362)
Total changes during the period	–	–	7,747	(5)	7,742	(940)	(274)	(4)	994	(224)	(137)	7,379
Balance at end of period	¥28,534	¥40,054	¥244,660	¥(307)	¥312,941	¥14,530	¥(274)	¥18,421	¥(22,096)	¥10,580	¥4,334	¥327,857

Note: Figures of less than ¥1 million have been omitted.

5. SUMMARY OF CONSOLIDATED STATEMENTS OF CASH FLOWS

	Millions of yen		
	First quarter of FY2007.3 **(Apr. 1, 2006– June 30, 2006)**	First quarter of FY2006.3 (Apr. 1, 2005– June 30, 2005)	FY2006.3 (Apr. 1, 2005– Mar. 31, 2006)
Cash flows from operating activities			
Income before income taxes and minority interests	¥12,718	¥12,802	¥35,842
Depreciation and amortization	4,838	4,703	18,944
Decrease (increase) in accounts and notes receivable—trade	(488)	(1,211)	3,008
Decrease (increase) in inventories	(6,623)	(4,513)	4,944
Increase (decrease) in accounts and notes payable	5,101	789	(1,716)
Income taxes paid and refunded	(1,680)	(9,575)	(16,979)
Other, net	(13,530)	(17,184)	(18,533)
Net cash provided by (used in) operating activities	335	(14,188)	25,510
Cash flows from investing activities			
Purchases of fixed assets	(7,011)	(4,583)	(20,401)
Proceeds from sale of fixed assets	244	1,577	2,327
Other, net	(10)	(2,455)	(30)
Net cash used in investing activities	(6,777)	(5,461)	(18,104)
Cash flows from financing activities			
Increase in short-term loans	2,280	3,749	(1,753)
Decrease in long-term loans	(264)	(619)	(17,848)
Cash dividends paid	(2,063)	(2,579)	(4,642)
Other, net	(599)	(818)	(1,589)
Net cash used in financing activities	(646)	(266)	(25,834)
Effect of exchange rate changes on cash and cash equivalents	51	48	1,783
Net decrease in cash and cash equivalents	(7,036)	(19,868)	(16,644)
Cash and cash equivalents at beginning of period	35,434	50,393	50,393
Cash and cash equivalents arising from inclusion of subsidiaries in consolidation at beginning of period	—	1,685	1,685
Cash and cash equivalents arising from exclusion of subsidiaries in consolidation at beginning of period	(31)	—	—
Cash and cash equivalents at end of period	¥28,365	¥32,210	¥35,434

6. BASIC ITEMS FOR THE PREPARATION OF THE QUARTERLY CONSOLIDATED FINANCIAL STATEMENTS

Whether the Company Has Adopted Simplified Accounting Procedures

The following simplified accounting procedures are based on the standards used in the Company's interim consolidated financial statements and will help investors and other stakeholders make sound decisions.

Simplified Procedures

1. Depreciation expenses represent the portion for total planned annual depreciation as of the end of the first quarter.
2. A simplified method is used to calculate tax expenses.

7. SEGMENT INFORMATION

(1) Business Segments

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥75,912	¥16,004	¥13,551	¥10,819	¥4,135	¥6,242	¥126,664	¥ —	¥126,664
Intersegment sales or transfers	—	—	440	—	—	—	440	(440)	—
Total sales	75,912	16,004	13,991	10,819	4,135	6,242	127,104	(440)	126,664
Operating expenses	70,093	15,747	12,691	10,771	4,576	6,492	120,372	(440)	119,932
Operating income (loss)	¥ 5,819	¥ 256	¥ 1,299	¥ 47	¥ (441)	¥ (250)	¥ 6,731	¥ —	¥ 6,731

(First quarter of FY2006.3 (April 1, 2005, to June 30, 2005)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥73,345	¥16,223	¥13,829	¥11,177	¥4,047	¥5,488	¥124,112	¥—	¥124,112
Intersegment sales or transfers	—	—	409	—	—	—	409	(409)	—
Total sales	73,345	16,223	14,238	11,177	4,047	5,488	124,521	(409)	124,112
Operating expenses	68,980	16,171	11,664	10,899	4,544	5,382	117,642	(409)	117,233
Operating income (loss)	¥ 4,365	¥ 52	¥ 2,574	¥ 277	¥ (497)	¥ 105	¥ 6,878	¥—	¥ 6,878

(FY2006.3 (April 1, 2005, to March 31, 2006)) (Millions of yen)

	Musical instruments	AV/IT	Electronic equipment and metal products	Lifestyle-related products	Recreation	Others	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥314,078	¥75,939	¥56,167	¥45,214	¥18,013	¥24,671	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	—	—	1,668	—	—	—	1,668	(1,668)	—
Total sales	314,078	75,939	57,836	45,214	18,013	24,671	535,753	(1,668)	534,084
Operating expenses	299,946	73,825	49,908	44,045	19,802	24,089	511,617	(1,668)	509,949
Operating income (loss)	¥ 14,132	¥ 2,113	¥ 7,927	¥ 1,169	¥(1,789)	¥ 582	¥ 24,135	¥ —	¥ 24,135

Note: Business sectors: Divided into the categories of musical instruments, AV/IT, electronic equipment and metal products, lifestyle-related products, recreation and others based on consideration of similarities of product type, characteristics and market, etc.

(2) Geographical Segments

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥ 77,551	¥18,190	¥18,602	¥12,319	¥126,664	¥ —	¥126,664
Intersegment sales or transfers	37,097	447	289	16,073	53,908	(53,908)	—
Total sales	114,648	18,638	18,892	28,393	180,572	(53,908)	126,664
Operating expenses	108,698	18,665	18,312	27,007	172,684	(52,751)	119,932
Operating income (loss)	¥ 5,950	¥ (26)	¥ 579	¥ 1,385	¥ 7,888	¥ (1,156)	¥ 6,731

(First quarter of FY2006.3 (April 1, 2005, to June 30, 2005)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥ 79,530	¥16,981	¥17,183	¥10,417	¥124,112	¥ —	¥124,112
Intersegment sales or transfers	32,595	427	188	13,132	46,343	(46,343)	—
Total sales	112,125	17,409	17,371	23,549	170,456	(46,343)	124,112
Operating expenses	106,108	17,233	16,891	22,577	162,811	(45,577)	117,233
Operating income	¥ 6,017	¥ 175	¥ 479	¥ 972	¥ 7,644	¥ (766)	¥ 6,878

(FY2006.3 (April 1, 2005, to March 31, 2006)) (Millions of yen)

	Japan	North America	Europe	Asia, Oceania and other areas	Total	Eliminations or unallocated amounts	Consolidated
Sales to external customers	¥306,813	¥94,311	¥85,570	¥ 47,389	¥534,084	¥ —	¥534,084
Intersegment sales or transfers	143,667	1,525	862	63,234	209,290	(209,290)	—
Total sales	450,481	95,837	86,433	110,623	743,375	(209,290)	534,084
Operating expenses	438,564	92,164	83,021	106,103	719,853	(209,904)	509,949
Operating income	¥ 11,916	¥ 3,673	¥ 3,412	¥ 4,519	¥ 23,522	¥ 613	¥ 24,135

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

(3) Overseas Sales

(First quarter of FY2007.3 (April 1, 2006, to June 30, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥18,320	¥19,093	¥15,346	¥ 52,759
Net sales	—	—	—	126,664
% of net sales	14.5	15.1	12.1	41.7

(First quarter of FY2006.3 (April 1, 2005, to June 30, 2005)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥17,169	¥17,409	¥12,631	¥ 47,210
Net sales	—	—	—	124,112
% of net sales	13.8%	14.0%	10.2%	38.0%

(FY2006.3 (April 1, 2005, to March 31, 2006)) (Millions of yen)

	North America	Europe	Asia, Oceania and other areas	Total
Overseas sales	¥94,694	¥87,494	¥56,681	¥238,870
Net sales	—	—	—	534,084
% of net sales	17.7	16.4	10.6	44.7

Notes: 1. Division by country or region is based on geographical proximity.
2. Main country and regional divisions other than Japan:
North America: U.S.A., Canada
Europe: Germany, U.K.
Asia, Oceania and other areas: China, Australia

EXHIBIT 2

First Quarter of FY2007.3 Performance Outline

YAMAHA CORPORATION

(billions of yen)

	1Q Initial Projections (Apr28, 2006) FY2007.3	1Q Results FY2007.3	1Q Results (Previous Year) FY2006.3	Projections FY2007.3	Results (Previous Year) FY2006.3
Net Sales	126.9	126.7	124.1	546.0	534.1
Japan Sales	73.5 (57.9%)	73.9 (58.3%)	76.9 (62.0%)	290.4 (53.2%)	295.2 (55.3%)
Overseas Sales	53.4 (42.1%)	52.8 (41.7%)	47.2 (38.0%)	255.6 (46.8%)	238.9 (44.7%)
Operating Income	3.8 (3.0%)	6.7 (5.3%)	6.9 (5.6%)	25.0 (4.6%)	24.1 (4.5%)
Recurring Profit	7.1 (5.6%)	12.7 (10.0%)	11.6 (9.3%)	35.0 (6.4%)	35.2 (6.6%)
Net Income	6.5 (5.1%)	10.0 (7.9%)	9.8 (7.9%)	28.0 (5.1%)	28.1 (5.3%)
Currency Exchange Rate(=yen)	115/US$ 134/EUR	115/US$ 139/EUR	107/US$ 134/EUR	115/US$ 134/EUR	113/US$ 135/EUR
ROE(*1)	8.2%	12.5%	14.1%	8.6%	9.5%
ROA(*2)	5.0%	7.7%	7.8%	5.3%	5.5%
Earnings per share	31.5yens	48.6yens	47.7yens	135.8yens	136.0yen
Capital Expenditure	−	6.8	3.5	27.0	22.9
Depreciation	−	4.8	4.7	20.0	18.9
R&D Expenditure	−	5.8	5.5	24.5	24.1
Loans & Equivalents (*3)	9.2	0.7	14.9	−9.3	−8.0
Free Cash Flow					
Operating Activities	−6.6	0.3	−14.2	33.6	25.5
Investing Activities	−7.0	−6.8	−5.5	−25.7	−18.1
Total	−13.6	−6.4	−19.7	7.9	7.4
Inventories at end of period	78.9	84.5	84.7	73.7	77.9
No. of Employees					
Japan	12,019	11,909	11,902	11,734	11,768
Overseas	13,970	14,027	13,263	13,556	13,560
Total(*4)	25,989	25,936	25,165	25,290	25,328
(Newly consolidated)					−976
Sales by Business Segment					
Musical Instruments	77.5 (61.1%)	75.9 (59.9%)	73.3 (59.1%)	325.0 (59.5%)	314.1 (58.8%)
AV/IT	15.4 (12.1%)	16.0 (12.6%)	16.2 (13.1%)	76.0 (13.9%)	75.9 (14.2%)
Electronic Equipment and Metal Products	13.1 (10.3%)	13.6 (10.7%)	13.8 (11.1%)	54.0 (9.9%)	56.2 (10.5%)
Lifestyle-Related Products	10.5 (8.3%)	10.8 (8.5%)	11.2 (9.0%)	43.0 (7.9%)	45.2 (8.5%)
Recreation	4.3 (3.4%)	4.1 (3.2%)	4.0 (3.2%)	19.0 (3.5%)	18.0 (3.4%)
Others	6.1 (4.8%)	6.2 (4.9%)	5.5 (4.4%)	29.0 (5.3%)	24.7 (4.6%)
Operating Income by Business Segment					
Musical Instruments	4.3	5.8	4.4	19.0	14.1
AV/IT	−0.9	0.3	0.1	1.5	2.1
Electronic Equipment and Metal Products	0.4	1.3	2.6	2.0	7.9
Lifestyle-Related Products	0.3	0.0	0.3	1.5	1.2
Recreation	−0.4	−0.4	−0.5	−1.0	−1.8
Others	0.1	−0.3	0.1	2.0	0.6

Non Consolidated Basis

	1Q Initial Projections (Apr28, 2006) FY2007.3	1Q Results FY2007.3	1Q Results (Previous Year) FY2006.3	Projections FY2007.3	Results (Previous Year) FY2006.3
Net Sales	80.3	82.3	81.3	323.0	321.3
Operating Income	2.5 (3.1%)	5.6 (6.8%)	5.8 (7.1%)	6.5 (2.0%)	8.0 (2.5%)
Recurring Profit	2.7 (3.4%)	6.5 (7.9%)	6.2 (7.6%)	10.0 (3.1%)	14.0 (4.3%)
Net Income	2.3 (2.9%)	4.5 (5.5%)	4.7 (5.8%)	7.0 (2.2%)	10.2 (3.2%)

*1,2 The ROE and ROA are calculated on an annually adjusted basis.

*3 Loans & Equivalents = Loans (Short term , Long term) − Cash & Bank Deposit

*4 No. of Employees = No. of employees at end of period

The forward-looking statements in this document contain inherent risks and uncertainties insofar as they are based on future projections and plans that may differ materially from the actual results achieved.

EXHIBIT 3

August 2, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Overview of Operating Results for the First Quarter of the Fiscal Year Ending March 2007

First quarter operating results: Year-on-year increase in sales, slight decline in operating income, and slight rise in net income

Consolidated net sales for the period from April 1, 2006, through June 30, 2006, increased 2.1% year on year, to ¥126.7 billion. In part because of the favorable impact of foreign currency rate trends, sales of musical instruments remained generally firm, even though sales of the AV/IT, electronic equipment and metal products, and lifestyle-related segments declined. Profitwise, the musical instrument segment showed higher profitability but the electronic equipment and metal products segment reported lower profitability, resulting in a decline of 2.1% in overall operating income, to ¥6.7 billion. Consolidated recurring profit increased 9.2% year on year, to ¥12.7 billion, owing to higher equity in earnings of unconsolidated subsidiaries and affiliates. Consolidated net income rose 1.9% over the same period of the previous year, to ¥10.0 billion.

Sales and Operating Income by Business Segment (Figures in parentheses are percentage changes from the first quarter of the previous fiscal year.):

Musical Instruments — Sales of ¥75.9 billion (+3.5% year on year), operating income of ¥5.8 billion (+33.3%)

Sales of pianos declined slightly, and Electone™ (electronic organ) sales also declined, but sales of portable keyboards and other electronic musical instruments, wind instruments, and professional audio equipment increased. In addition, revenues from music schools expanded; overall, sales of this segment increased. Profitability rose year on year, supported by higher sales and the favorable impact of foreign currency rate trends.

AV/IT — Sales of ¥16.0 billion (–1.3%), operating income of ¥260 million (compared with ¥50 million for the same period a year earlier)

Sales of home theater related products expanded, principally in the North American market, but sales of this segment as a whole were down slightly year on year. Profitability posted a slight gain as a result of rationalization efforts.

Electronic Equipment and Metal Products — Sales of ¥13.6 billion (–2.0%), operating income of ¥1.3 billion (–49.5%)

In the semiconductor business, sales in the core LSI sound chip for mobile phones continued to decline as in the previous fiscal year as a result of weaker demand. Although sales of semiconductors for other uses and electronic metal products increased, sales of this segment as a whole slipped below the level for the same quarter of the previous fiscal year. Profitability posted a substantial decline.

Lifestyle-Related Products — Sales of ¥10.8 billion (- 3.2%), operating income of ¥50 million (versus income in the same period of the previous year of ¥280 million)

Sales of system kitchens remained brisk as in the previous period, but system bathrooms experienced difficulty. As a result, sales were below the same quarter of the previous fiscal year. Profitability declined, as a consequence of the combination of lower sales and higher SG&A expenses.

Recreation — Sales of ¥4.1 billion (+2.2%), operating loss of ¥440 million (versus a loss in the same period of the previous year of ¥500 million)

Sales were slightly above the same period of the previous year, and the operating loss diminished because of higher sales and a decrease in depreciation expenses.

Others — Sales of ¥6.2 billion (+13.7%), operating loss of ¥250 million (versus income in the same period of the previous year of ¥100 million)

Sales of golf-related products and magnesium components rose, resulting in a gain in sales for the segment as a whole. Nevertheless, profitwise, as a result of cutbacks in production of automobile interior components and the start-up costs for manufacturing new products, the segment reported an operating loss.

Note: Figures in the text have been rounded to the nearest ¥100 million. Figures in parentheses, in general, are year-on-year percentage changes.

For further information, please contact:

YAMAHA CORPORATION
Public & Investor Relations Group,
Public Relations Division
Mr. Mike Tanaka

TEL: +81-3-5488-6601
FAX: +81-3-5488-5060

EXHIBIT 4

Analyst and Investor Briefing on the First Quarter of the Fiscal Year Ending March 31, 2007 (FY2007.3)

August 3, 2006
YAMAHA CORPORATION

Overview of Performance in the First Quarter


YAMAHA

- Net sales were slightly below initial projections. Although they rose ¥2.6 billion year-on-year, sales actually declined slightly if the effect of exchange rates (¥3.3 billion) is discounted.

  Musical instruments: Largely in line with the first quarter of the previous year if the effect of exchange rates is discounted. Sales lower than initial projections.

  AV/IT products, electronic equipment/metal products and lifestyle-related products: Sales down year-on-year, but higher than initial projections.

- Operating income in the core businesses of musical instruments, AV/IT products, electronic equipment/metal products was higher than initial projections, maintaining almost the same level as the first quarter of the previous year overall.

- The impact of foreign exchange rates on operating income in the first quarter was ¥500 million higher than the initial projection and up ¥900 million year-on-year, chiefly due to the strength of the euro.

- At the end of the quarter, inventory levels remained largely unchanged year-on-year, but they actually declined if the effect of exchange rates (¥3.0 billion) is discounted, and they were ¥5.6 billion higher than initial projections.

  While musical instrument inventories were in line with initial projections, AV product inventories rose, partly due to accelerated production of some items because of enhanced production capabilities.

Performance in the First Quarter



➢Operating income was higher than initially projected on April 28, while sales reflected initial projections

Sales increased year-on-year, while operating income remained at the same level

(Billions of yen)

	FY2006.3 (1Q)	FY2007.3 (1Q)	Change from same period of previous year	Initial projections	Change from initial projections
Net sales	124.1	126.7	+ 2.1%	126.9	- 0.2%
Operating income	6.9	6.7	- 2.1%	3.8	+77.1%
Recurring profit	11.6	12.7	+ 9.2%	7.1	+78.4%
Net income	9.8	10.0	+ 1.9%	6.5	+54.2%
Equity method income	5.3	6.4		3.9	

Currency exchange rates

		FY2006.3 (1Q)	FY2007.3 (1Q)	Initial projections
Net sales	US$	108	115	115
	EUR	135	144	134
Operating income	US$	107	115	115
	EUR	134	139	134

Results by Business Segment in the First Quarter


YAMAHA

Net Sales

	FY2006.3	FY2007.3		FY2007.3 (Initial projections)	
Total	124.1	126.7	(+2.1%)	126.9	(- 0.2%)
Recreation & others	9.5	10.4	(+8.8)	10.4	(- 0.2%)
Lifestyle-related products	11.2	10.8	(- 3.2)	10.5	(+3.0)
Electronic equipment and metal products	13.8	13.6	(- 2.0)	13.1	(+3.4)
AV/IT	16.2	16.0	(- 1.3)	15.4	(+3.9)
Musical instruments	73.3	75.9	(+3.5)	77.5	(- 2.0)

Figures in parentheses represent changes from the same period of the previous year or from initial projections

Impact of exchange rates
Year-on-year: +¥3.3 billion (musical instruments +¥2.5 billion, AV/IT +¥0.8 billion)
Versus initial projections: +¥1.3 billion (musical instruments +¥1.0 billion, AV/IT +¥0.3 billion)

Operating Income

(Billions of yen)

	FY2006.3	FY2007.3	FY2007.3 (Initial projections)
Total	6.9	6.7	3.8
Lifestyle-related products	0.3	0	0.3
Electronic equipment and metal products	2.6	1.3	0.4
AV/IT	0.1	0.3	- 0.9
Musical instruments	4.4	5.8	4.3
Recreation & others	- 0.4	- 0.7	- 0.3

Impact of exchange rates
Year-on-year: +¥0.9 billion (musical instruments +¥1.0 billion, AV/IT -¥0.1 billion)
Versus initial projections: +¥0.5 billion (musical instruments +¥0.3 billion, AV/IT +¥0.1 billion)

Forecast of Business Performance in FY2007.3 (Full Year)


YAMAHA

➢ Full year forecasts remain unchanged from the initial projections

(Billions of yen)

	FY2006.3 (Previous Year)	FY2007.3 (Projections)	Change
Net sales	534.1	546.0	+2.2%
Operating income	24.1	25.0	+3.7%
Recurring profit	35.2	35.0	- 0.6%
Net income	28.1	28.0	- 0.4%

Currency exchange rates		FY2006.3 (Previous Year)	FY2007.3 (Projections)
Net sales	US$	113	115
	EUR	138	134
Operating income	US$	113	115
	EUR	135	134

FY2007.3 (Full Year) Results by Business Segment


YAMAHA

Net Sales

	FY2005.3	FY2006.3	FY2007.3 (projections)
Total	534.1	534.1 (0%)	546.0 (+2.2%)
Recreation & others	41.9	42.7 (+2.0)	48.0 (+12.4)
Lifestyle-related products	42.8	45.2 (+5.5)	43.0 (-4.9)
Electronic equipment and metal products	69.0	56.2 (-18.7)	54.0 (-3.9)
AV/IT	77.7	75.9 (-2.3)	76.0 (+0.1)
Musical instruments	302.6	314.1 (+3.8)	325.0 (+3.5)

Figures in parentheses represent changes from the previous year

Operating Income

(Billions of yen)

	FY2005.3	FY2006.3	FY2007.3 (projections)
Total	35.7	24.1	25.0
Recreation & others	-2.1	-1.2	1.0
Lifestyle-related products	0	1.2	1.5
Electronic equipment and metal products	20.0	7.9	2.0
AV/IT	3.7	2.1	1.5
Musical instruments	14.2	14.1	19.0

Recreation & others

Musical Instruments



1Q Overview

•Excluding the impact of exchange rate fluctuations, net sales in the first quarter were at a similar level to the previous year, but 3.3% below initial projections. In particular, sales were below expectations in Europe and the U.S. Sales remained robust in Korea and China.

•Wind instruments and professional audio equipment continued to sell well.

•Inventory levels at the end of the first quarter were largely in line with projections. Year-on-year, inventory declined by ¥3.8 billion after currency exchange adjustments.

FY2007.3 Projections and Priority Policies

•Steadily launch new products in time for Christmas sales push

•Strengthen and expand CA business

•Aim at recovery in the U.S. market. In Europe, boost share in key countries and push ahead with strategies for sales increase in expanded E.U. market

•In Japan, reinforce responses to market changes

•Push ahead with structural reform of manufacturing, including reorganization of production bases



(Billions of yen)
73.3
23.5
49.8
4.4
75.9
24.1
51.8
5.8
77.5
24.4
53.1
4.3
Other
YAMAHA musical instruments
FY2006.3
FY2007.3
FY2007.3 Initial Projections
Sales
Operating income
(Billions of yen)
314.1
93.9
220.2
14.1
325.0
96.6
228.4
19.0
FY2006.3
FY2007.3 Projections

AV/IT

YAMAHA

1Q Overview

- Excluding the impact of exchange rate fluctuations, first quarter sales were 1.9% above the initial projections and 6.3% lower than the same quarter of the previous year. While AV sales in Japan were sluggish, they were steady in Europe and the U.S. Competition heated up in the router segment.
- YSP shipments were steady (first quarter sales amounted to ¥1.4 billion).
- Due in part to accelerated production of some items, inventories at the end of the first quarter increased year-on-year and compared to initial projections.

FY2007.3 Projections and Priority Policies

- Continue growth of AV business
  - Strengthen and expand YSP business
  - Expand sales of AV receivers
  - Increase sales of Hi-Fi
  - Launch new product types
- Aim at steady growth in router sales through stronger product lineup
- Develop sales channels for IP conferencing systems



(Billions of yen)
Routers
AV
16.2
1.5
14.7
0.1
FY2006.3
16.0
1.3
14.7
0.3
FY2007.3
15.4
1.4
14.0
-0.9
FY2007.3 Initial Projections
Sales
Operating income
(Billions of yen)
75.9
6.5
69.4
2.1
FY2006.3
76.0
7.3
68.7
1.5
FY2007.3 Projections

Electronic Equipment and Metal Products


YAMAHA

1Q Overview

•Although first quarter sales and operating income exceed initial projections, operating income was half that recorded in the same quarter of the previous year.

•Results for LSI sound chips for mobile phones were affected by falling demand.

•Although sales of electronic metals were below expectations in volume terms, price changes accompanying increased materials prices meant that they exceeded initial projections. Operating income declined.

FY2007.3 Projections and Priority Policies

•Secure sales through shift to high added-value LSI sound chips for mobile phones

•Increase sales of existing LSI products for applications other than mobile phones, e.g. chips for pachinko machines

•Develop new devices matched to the market environment

•Compared to initial projections the market for electronic metal materials has recovered slightly. Enhancing profitability through further reductions in production costs is a key issue.


(Billions of yen)
Metals
Semi-conductors
13.8
2.7
11.1
2.6
13.6
3.6
10.0
1.3
13.1
3.2
9.9
0.4
FY2006.3
FY2007.3
FY2007.3 Initial Projections
Sales
Operating income


(Billions of yen)
56.2
12.5
43.7
7.9
54.0
13.0
41.0
2.0
FY2006.3
FY2007.3 Projections

Lifestyle-related Products


YAMAHA

1Q Overview

- Although first quarter sales exceeded initial projections, price competition became fiercer and operating income declined.
- System kitchens continued to sell well.

Although bathroom sales exceeded initial projections, decrease in unit price continued and results were down year-on-year

FY2007.3 Projections and Priority Policies

- Steady launch of new autumn products

  Kitchens in the low-price range

  Bathrooms for apartment remodeling
- Strengthen capabilities in the growing remodeling market
- Continue cutting production costs and improving quality


(Billions of yen)
11.2
10.8
10.5
Other
1.7
1.3
1.3
System kitchens
4.4
4.9
4.9
Bathrooms
5.1
4.6
4.3
0.3
0
0.3
Sales
Operating income
FY2006.3
FY2007.3
FY2007.3 Initial Projections
45.2
43.0
(Billions of yen)
6.0
4.9
20.5
20.7
18.7
17.4
1.2
1.5
FY2006.3
FY2007.3 Projections

Recreation


YAMAHA

1Q Overview

•Although first quarter sales were below expectations, both accommodation sales and day-tripper numbers increased year-on-year. Sales in the revenue from golf course and bridal business declined.

•Operating losses were reduced compared to the first quarter of the previous year. In addition to increased sales, depreciation declined (down ¥120 million).

FY2007.3 Projections and Priority Policies

- In addition to boosting sales by attracting more customers, aim to further reduce operating losses through rationalization of expenses and reduced depreciation

(Billions of yen)
Sales
Operating income
4.0
-0.5
FY2006.3
4.1
-0.4
FY2007.3
4.3
-0.4
FY2007.3 Initial Projections
(Billions of yen)
18.0
-1.8
FY2006.3
19.0
-1.0
FY2007.3 Projections

Others


YAMAHA

1Q Overview

•Sales of golf products and magnesium molded parts were higher than both initial projections and the same quarter of the previous year. Shipments of golf products to Korea and Hong Kong increased.

•Orders for automobile interior wood components declined. Sales were below initial projections due to postponement of orders by leading finished-product manufacturers.

•Operating income was below initial projections due to deterioration in gross profit on sales resulting from reduced production of automobile interior wood components.

FY2007.3 Projections and Priority Policies

•Securing production volume for automobile interior wood components is the key to meeting full-year targets

•For magnesium molded parts, the focus is on reducing production costs.


(Billions of yen)
FA, etc.
Golf products
Automobile interior wood components
5.5
2.6
0.7
2.2
0.1
FY2006.3
6.2
3.1
0.9
2.2
-0.3
FY2007.3
6.1
2.7
0.8
2.6
0.1
FY2007.3 Initial Projections
Sales
Operating income
(Billions of yen)
24.7
11.3
2.7
10.7
0.6
FY2006.3
29.0
12.0
3.5
13.5
2.0
FY2007.3 Projections

Inventories


YAMAHA

- Inventories at the end of the first quarter increased compared with the initial projection

Musical instrument inventories are almost at the right level, while AV product inventories increased

(Billions of yen)

At the end of 1Q

	FY2006.3 (end of 1Q)	FY2007.3 (end of 1Q)	FY2007.3 (initial projections for end of 1Q)
Total	84.7	84.5	78.9
Goods in process/ materials	27.8	28.6	26.2
Other products	4.4	4.4	5.0
AV/IT	9.9	10.3	7.0
Musical instruments	42.6	41.2	40.7

At the end of the fiscal year

	FY2005.3	FY2006.3	FY2007.3 (Projections)
Total	78.4	77.9	73.7
Goods in process/ materials	26.9	26.3	24.9
Other products	3.9	3.7	3.9
AV/IT	8.5	9.7	7.4
Musical instruments	39.1	38.2	37.5

Impact of exchange rates in 1Q

Year-on-year: +¥3.0 billion (musical instruments +¥2.4 billion, AV/IT +¥0.6 billion)

Versus initial projections: +¥1.4 billion (musical instruments +¥0.9 billion, AV/IT +¥0.5 billion)

Appendix

Interest-bearing Liabilities


YAMAHA

(Billions of yen)

Free Cash Flows

FY2005.3 (full year)	FY2006.3 (1Q)	FY2006.3 (full year)	FY2007.3 (1Q)	FY2007.3 (full year projection)
26.7	-19.6	7.4	-6.4	7.9

Interest-bearing Liabilities

Long- and short-term borrowings, less cash and deposits

As of March 31, 2005	As of June 30, 2005	As of March 31, 2006	As of June 30, 2006	As of March 31, 2007 (projection)
-4.6	14.9	-8.0	0.7	-9.3

Balance of resort security deposits (not included in above)

As of March 31, 2005	As of June 30, 2005	As of March 31, 2006	As of June 30, 2006	As of March 31, 2007 (projection)
28.9	28.3	27.6	27.2	26.3

Capital Expenditure/Depreciation/R&D Expenses


YAMAHA


Capital Expenditure/
Depreciation
(Billions of yen)
Others
Electronic equipment
& metal products
AV/IT
Musical
instruments
3.5
0.7
0.4
0.2
2.2
(4.7)
6.8
0.9
0.9
0.3
4.7
(4.8)
FY2006.3
(1Q)
FY2007.3
(1Q)
22.7
5.3
5.0
1.1
11.3
(19.0)
22.9
4.4
5.5
1.1
11.9
(18.9)
27.0
5.5
5.2
1.8
14.5
(20.0)
FY2005.3
FY2006.3
FY2007.3
(Projection)


R&D
Expenditure
Others
Electronic equipment
& metal products
AV/IT
Musical
instruments
5.5
0.6
1.0
1.3
2.6
5.8
0.6
1.2
1.2
2.8
FY2006.3
(1Q)
FY2007.3
(1Q)
23.0
2.2
4.5
5.1
11.2
24.1
2.5
5.3
4.9
11.4
24.5
2.5
5.6
5.4
11.0
FY2005.3
FY2006.3
FY2007.3
(Projection)

Balance Sheet Summary


YAMAHA

(Billions of yen)

	As of June 30, 2005	As of March 31, 2006	As of June 30, 2006	As of March 31, 2007
Cash and bank deposits	35.6	36.4	29.4	38.5
Accounts and notes receivable	72.8	70.3	70.4	72.6
Inventories	84.7	77.9	84.5	73.7
Other current assets	22.4	24.8	26.4	25.3
Fixed assets	283.4	310.6	316.5	329.0
Total assets	498.9	520.0	527.2	539.1
Accounts and notes payable	38.7	37.2	42.2	36.4
Short- and Long-term Borrowings	50.5	28.5	30.1	29.2
Other liabilities	121.4	133.8	127.0	132.8
Shareholders' equity	288.3	320.5	327.9	340.7
Total liabilities and shareholders' equity	498.9	520.0	527.2	539.1

First Quarter Non-operating Income (Loss)/ Extraordinary Income (Loss)


YAMAHA

(Billions of yen)

	FY2006.3 1Q (actual)	FY2007.3 1Q (actual)	FY2007.3 1Q (initial projections)
Non-operating Income (Loss)			
Equity method income	5.3	6.4	3.9
Net financial income	0.2	0.4	0.1
Other	-0.8	-0.9	-0.7
Total	+ 4.7	+ 5.9	+3.3
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	0.7	0.1	0
Other	0.5	0	0
Total	+ 1.2	+ 0.1	0
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	2.9	2.6	0.5
Minority interests in consolidated subsidiaries	0.1	0.1	0.1
Total	3.0	2.7	0.6

FY2007.3 Non-operating Income (Loss)/ Extraordinary Income (Loss)


YAMAHA

(Billions of yen)

	FY2005.3 (actual)	FY2006.3 (actual)	FY2007.3 (projections)
Non-operating Income (Loss)			
Equity method income	9.1	14.8	14.8
Net financial income	-0.3	-0.2	-0.7
Other	-3.2	- 3.5	-4.1
Total	+ 5.6	+ 11.1	+10.0
Extraordinary Income (Loss)			
Income from (loss on) disposal of fixed assets	-1.1	-0.2	-0.3
Other	-6.7	0.8	0.3
Total	-7.8	+ 0.6	0
Corporate Income Tax and Other Expenses			
Corporate income tax, etc.	13.4	7.2	6.4
Minority interests in consolidated subsidiaries	0.4	0.5	0.6
Total	13.8	7.7	7.0

FY2005.3 extraordinary income (loss) notes:
- Gain on return of substitutional portion of pension plan: 19.9
- Gain on sales of investment securities: 6.5
- Asset impairment loss -32.7

FY2006.3 Other: Gain on sales of investment securities: 0.5

Yamaha Musical Instrument Sales in the Japanese Market



Sales were at levels similar to the first quarter of the previous year.
Electone sales continued to fall.

Rising enrollments in music schools are expected to boost sales.

(Billions of yen)
150
100
50
0
Numbers in parentheses are year-on-year comparisons
40.3 (99%)
38.5 (96%)
39.7 (103%)
37.8 (95%)
37.7 (100%)
19.0 (95%)
17.6 (93%)
18.1 (103%)
16.9 (93%)
15.7 (93%)
139.4 (98%)
134.4 (96%)
140.2 (104%)
136.8 (98%)
133.8 (98%)
55.9 (94%)
51.7 (92%)
56.9 (110%)
52.3 (92%)
50.4 (96%)
1Q sales for FY2003.3 were calculated using internal administrative figures
Music schools, etc.
Yamaha musical instruments
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections)
1Q
Full year

Yamaha Musical Instrument Sales in the U.S. Market


YAMAHA

- Wholesale for piano declined due to the impact of inventory sell-off at the end of the previous fiscal year.
- Sales of professional audio equipment were robust (131% of 1Q figures for the previous year) with a new sales company of commercial audio starting business in April.
- Distributors' inventory increased amid a sluggish retail market due to the slowing economy.

Wholesale Amount
(Millions of US$)
600
500
400
300
200
100
0
103
(110%)
96
(94%)
98
(102%)
102
(104%)
101
(99%)
501
(107%)
532
(106%)
551
(103%)
570
(103%)
607
(106%)
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections)
1Q
Full year

Yamaha Musical Instrument Sales in the German Market



Pianos and electronic instruments sold well in a more severe retail sales environment. The professional audio equipment market is also on an upward trend overall.

Wholesale Amount
(Millions of euros)
250
200
150
100
50
0
45
(100%)
43
(97%)
43
(99%)
39
(90%)
44
(112%)
194
(102%)
188
(97%)
180
(96%)
188
(104%)
200
(107%)
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections)
1Q
Full year

Yamaha Musical Instrument Sales in the U.K. Market



The musical instrument market continues to be sluggish. Shipments of new piano and electronic piano models started. A wind instrument sales campaign aimed at schools began in July, and this should recover sales.

Wholesale Amount
(Millions of pound)
80
60
40
20
0
11 (102%)
12 (107%)
12 (101%)
11 (93%)
10 (92%)
63 (102%)
65 (103%)
66 (101%)
62 (93%)
64 (105%)
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections)
1Q
Full year

Yamaha Musical Instrument Sales in the Chinese Market


YAMAHA

The first quarter saw double-digit year-on-year growth. Large orders for pianos increased and business grew on the back of school sales.

The Yamaha Music Communication Center in Beijing, combining showroom and R&D functions, opened in June.

Wholesale Amount
(Millions of yuan)
800
600
400
200
0
90
(100%)
75
(83%)
126
(168%)
137
(109%)
153
(112%)
514
(100%)
460
(89%)
550
(120%)
599
(109%)
693
(116%)
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
FY2003.3
FY2004.3
FY2005.3
FY2006.3
FY2007.3
(Projections)
1Q
Full year

Scale of Global Market for Home Theater Products (Home Theater Systems + AV Amplifiers/Receivers)


YAMAHA

Home Theater Systems

- The market is on a downward trend, especially in Europe and the U.S. (11 million units in 2006)
- North America: Market shrank by 15% year-on-year for both DVD-integrated and HTiB products
- Europe: Market for DVD-integrated products, which represent 90% of business, has begun to decline from 2006
- Japan: Market shrank 7% year-on-year in 2006 (to 250,000 units)
- Other markets: Continuing growth in Asia and Central/Eastern Europe


9.69
12.50
12.33
11.25
10.21
Others
Japan
Europe
North America
2003
2004
2005
2006 (projections)
2007 (projections)

AV Amplifiers/Receivers

- The global market shrank by approximately 4% year-on-year
- Europe/U.S.: Markets shrinking
- Japan: Market shrank by almost 20% year-on-year
- China, other Asia, Eastern Europe, Russia: Markets expanding, especially for low-priced products

(Million units)


3.25
3.18
3.09
2.95
2.83
Others
Japan
Europe
North America
2003
2004
2005
2006 (projections)
2007 (projections)

Projections of scale of global market for 2006 and 2007 have been revised downward.

Yamaha's AV Market Share



YAMAHA

Japan



Home Theater Systems:
Share of Total Sales
Amount (GfKJ)
20%
10%
0%
11%
10%
14%
15%
12%
'02
'03
'04
'05
'06 (Jan.-June)



AV Amplifiers:
Share of Total Sales Amount (GfKJ)
40%
30%
20%
10%
0%
35%
39%
33%
31%
33%
'02
'03
'04
'05
'06 (Jan.-June)

U.S.



Home Theater Systems:
Share of Total Sales
Amount (INTELECT)
10%
5%
0%
5%
6%
8%
8%
8%
'02
'03
'04
'05
'06 (Jan.-June)



AV Receivers: Share of Total Sales
Amount (INTELECT)
40%
30%
20%
10%
0%
24%
27%
34%
34%
33%
'02
'03
'04
'05
'06 (Jan.-June)

In this report, the figures forecast for the Company's future performance have been calculated on the basis of information currently available to Yamaha and the Yamaha Group.

Forecasts are, therefore, subject to risks and uncertainties. Accordingly, actual performance may differ greatly from our predictions depending on changes in operating and economic conditions, demand trends, and the value of key currencies, such as the U.S. dollar and the euro.

RECEIVED
2006 SEP -8 P 12:52
OFFICE OF INTERNATIONAL CORPORATE FINANCE

August 25, 2006

Company Name: YAMAHA CORPORATION
President and Representative Director: Shuji Ito
Code Number: 7951 (First Section of Tokyo Stock Exchange)

Yamaha Announces Offering of Shares

At its meeting of August 25, 2006, the Board of Directors of Yamaha Corporation (Yamaha, the Company) decided to make an offering of Company shares. The details of the offering are as follows.

(1) Number of shares to be offered: 2,576,000 of the Company's common shares.
(2) Parties making the offering: Japan Trustee Services Bank, Ltd. (Mitsui Asset Trust and Banking Company, Limited., re-entrustment account, Banks' Shareholdings Purchase Corporation, trust account)
(3) Offer price: Not yet decided (The price will be determined by the formula specified in Article 14-7-2 of the Fair Practices Regulations of the Japan Securities Dealers Association as follows. The provisional price will be the closing price of the Company's shares on the Tokyo Stock Exchange Co., Ltd., on one of the days in the period beginning Monday, September 4, 2006, and ending Friday, September 8, 2006 (hereinafter, the Decision Date for the Offering Price, Etc.; in the event that no closing price is available on these dates, the closing price on the date immediately prior to these dates for which a closing price is available will be the provisional price), multiplied by a factor between 0.90 and 1.00 (with amounts less than one yen to be omitted). The final offer price will be set based on this provisional price with reference to demand and supply conditions.
(4) Offer method: The shares will be offered after the full amount of the shares has been purchased by Nomura Securities Co., Ltd., Mizuho Securities Co.,

Ltd., and Nikko Citigroup Limited.(hereinafter, the Underwriters). The consideration to be paid to the Underwriters of the offering will be the offer price less the underwriting price, which is the amount paid by the Underwriters to the sellers of the shares.

(5) Subscription period: From the business day following the determination of the offer price through the second business day following the determination of the offer price.

(6) Date for delivery of the shares: The sixth business day following the determination of the offer price.

(7) Initial payment to be made: An amount equivalent to the offer price for each share purchased

(8) Minimum subscription unit: 100 shares

(9) Decisions regarding the final offer price and all other matters necessary for this offering will be made by Shuji Ito, President and Representative Director of the Company.

Additional information:

Objective of the offering: The aim of the decision to conduct this offering was improving the ownership distribution and liquidity of the Company's shares.

Cautionary note: This news release regarding the offering of the Company's shares has been prepared and distributed to the media for public announcement purposes only and is not intended as a solicitation or promotion of investment in the Company's shares. The Company requests that when making investments, investors read the Prospectus the Company has prepared regarding the offering and any Corrections to the Prospectus (if such corrections are issued) and only then make investment decisions based on their own judgment.

EXHIBIT 6

Form No. 1

【Document Information】
【Filing Report Name】(2) Report of Changes on Large Shareholding No. 1
【Article Number of the Securities and Exchange Law】 Article 27-25, Item 1
【Name of Supervisory Agency Chief】 Director of the Tokai Local Finance
【Name of the Report Submitter】(3) Yamaha Corporation
Representative Director and President: Shuji Ito
【Address】(3) 10-1 Nakazawa-cho, Hamamatsu-shi, Shizuoka
【Date When the Duty to Report Arose】(4) August 1, 2006
【Filing Date】 August 2, 2006
【Total Number of the Submitter(s) or Joint Holder(s)】 1
【Filing Format】(5) Other

1【Matters Concerning the Stock Issuing Company】(6)

Name of the Issuing Company	JEUGIA
Company Code	9826
Listed or OTC	Listed
Listed on	Osaka Securities Exchange
Head Office Address	Ishibashi-machi 11, Teramachi-Higashi-hairu, 3-jyo-dori, Nakagyo-ku, Kyoto

2【Matters Concerning the Report Submitter】
1【Submitter (Large-shareholder) / 1】(7)
(1)【Outline of the Submitter】(8)
①【Submitter (Large-shareholder)】

Individual or Corporation	Corporation
Name of the Report Submitter	Yamaha Corporation
Head Office Address	10-1 Nakazawa-cho, Hamamatsu-shi, Shizuoka
Former Name	
Former Address	

②【For Individuals】

Date of Birth	
Occupation	
Name of Company to Work for	
Workplace Address	

③【For Corporations】

Date Established	October 12, 1897
Name of Representative	Shuji Ito
Title of the Representative	Representative Director and President
Line of Businesses	Manufacturing and sale of musical instruments, audio-visual and IT equipment, electronic devices and others

④【Contact】

Contact	Toshihisa Takagi, Stock & Document Group, General Affairs Division
Phone Number	053-460-2800

(2)【Purpose of the Large-Shareholding】(9)

Strategic holding for strengthening the business connection with JEUGIA.

(3)【Statement of Securities Held by the Submitter】(10)

①【Number of Securities Held】

	Article 27-23 Item 3, Main Text	Article 27-23 Item 3-1	Article 27-23 Item 3-2
Stock Certificates	813,600		
Subscription Warrants	A	—	F
Bonds with Subscription Rights	B	—	G
Covered Warrants for the Securities to be Reported	C		H
Stock Depositary Receipts			
Stock-Related Depositary Receipts	D		I
Bonds Redeemable with the Securities to be Reported	E		J
Total	K 813,600	L 0	M 0
Number of securities that are transferred for margin trading and are therefore deducted	N 0		
Total Number of Securities Held (K+L+M-N)	O 813,600		
Total Number of Securities Held Potentially (A+B+C+D+E+F+G+H+I+J)	P 0		

② 【Shareholding Ratio】

Number of Shares Issued and Outstanding (As of March 31, 2006)	Q 8,272,500
Percentage of Securities Held by the Submitter (%) (O/(P+Q)×100)	9.83
Previously Reported Percentage of Securities Held by the Submitter (%)	5.01

(4) 【Acquisition or Disposal of Securities Issued by the Issuer During the Past 60 Days】 (11)

Date	Type of Securities	Number of Securities	Acquired or Disposed of	Unit Price
August 1, 2006	Stock Certificates	400,000	Acquired	

(5) 【Important Contracts, such as Hypothecation, Regarding the Securities Reported Herein】 (12)

Not Applicable.

(6) 【Funds for Acquiring the Securities Reported Herein】 (13)

① 【Components of the Acquisition Funds】

Self-Financed Funds (R) (thousands of yen)	279,216
Borrowings (S) (thousands of yen)	
Other funds (T) (thousands of yen)	0
Components of the above (T)	1-for-0.1 stock split in October 1991 37,600 shares acquired
Total Acquisition Funds (thousands of yen) (R+S+T)	279,216

② 【Statement of Borrowings】

No.	Branch Name	Business Field	Name of Representative	Address	Purpose of Borrowing	Amount (thousands of yen)
1	Not Applicable					
2						
3						
4						
5						
6						
7						
8						
9						
10						